Exhibit 12

FIRST DATA CORPORATION

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Years Ended December 31,
	2002		2001		2000		1999		1998
Earnings:
Income before income taxes(1)	$1,670.1	(2)	$1,211.4	(3)	$1,308.3	(4)	$1,825.4	(5)	$711.9	(6)
Interest expense	117.1		119.6		99.2		103.8		104.1
Other adjustments	48.4		49.1		46.3		54.4		47.5

Total earnings (a)	$1,835.6		$1,380.1		$1,453.8		$1,983.6		$863.5

Fixed charges:
Interest expense	117.1		119.6		99.2		103.8		104.1
Other adjustments	48.4		49.1		46.3		54.4		47.5

Total fixed charges (b)	$165.5		$168.7		$145.5		$158.2		$151.6

Ratio of earnings to fixed charges (a ÷ b)	11.09		8.18		9.99		12.54		5.70

(1)	Income before income taxes includes minority interest and equity earnings in affiliates.
(2)	Includes net restructuring, business divestitures, litigation and regulatory settlements and impairment charges of $63.8 million ($40.0 million after tax).
The pro-forma ratio of earnings to fixed charges without these charges would have been 11.48.
(3)	Includes net restructuring, business divestitures and impairment charges of $184.8 million ($121.7 million after tax).
The pro-forma ratio of earnings to fixed charges without these charges would have been 9.28.
(4)	Includes net restructuring, business divestitures, litigation and impairment benefit of $71.3 million ($46.0 million after tax).
The pro-forma ratio of earnings to fixed charges without these benefits would have been 9.50.
(5)	Includes net restructuring, business divestitures, litigation and impairment benefit of $715.8 million ($417.6 million after tax).
The pro-forma ratio of earnings to fixed charges without these benefits would have been 8.01.
(6)	Includes restructuring, net loss on business divestitures and impairment charges of $319.1 million ($231.5 million after tax).
The pro-forma ratio of earnings to fixed charges without these charges would have been 7.80.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest.

Earnings consist of income before income taxes plus fixed charges.